Exhibit (a)(7)(iv)

Westway Group, Inc. Announces Sale of its Liquid Feed Supplement Business to an Affiliate of ED&F Man Holdings Limited and Early Termination of Waiting Period under HSR Act

New Orleans, LA, January 7, 2013—Westway Group, Inc. (NASDAQ: WWAY) (“Westway” or the “Company”) today announced it has closed the previously announced sale of its liquid feed supplement business (“Westway Feed Products”) and certain bulk liquid storage terminals located in Ireland, Denmark, Korea, and the United Kingdom (collectively, the “Foreign Terminals”) to ED&F Man Holdings Limited (“ED&F Man”), the Company’s largest stockholder, for a final purchase price of approximately $112 million.

As previously announced, the Company’s Board of Directors initiated a process to explore possible strategic alternatives for the Company as a whole, including alternatives for Westway Feed Products and the Foreign Terminals, and formed a special committee of independent directors to direct such process (the “Special Committee”). The Special Committee retained Evercore Partners (“Evercore”) as financial advisor to assist it during this process.

The Company also received notice from the Federal Trade Commission on January 3, 2013 that it had been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the transactions contemplated by the previously announced Agreement and Plan of Merger, dated as of December 20, 2012, pursuant to which an affiliate of EQT Infrastructure II Limited Partnership agreed to acquire all of the outstanding equity securities of the Company for approximately $419 million in aggregate cash consideration or $6.70 in cash per common share.

About Westway Feed Products

Westway Feed Products is the largest producer of liquid feed supplements in North America, with 2011 volumes of 1.8 million tons. The business has 31 locations worldwide in the U.S. and western Canada. Westway Feed Products is a leader in the design and implementation of innovative liquid and solid feed supplements, with such current brands as Multi-Mix, Sweet Cake, Suga-Lik, E-Z GLO and Pro Lix.

About Westway Group, Inc.

Westway is a leading provider of bulk liquid storage and related value-added services.

Forward-Looking Statements. This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. We have based our forward-looking statements on our current expectations and projections about future events. Our forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the risk factors described in our most recent Form 10-Q and Form 10-K filed with the SEC.

Contact:

Evercore Partners

Perk Hixon

Sr. Managing Director

Hixon@evercore.com

(212) 822-7554

Westway Group, Inc.

Francis P. Jenkins Jr.

Chairman

(212) 332-2960